United States securities and exchange commission logo





                          May 19, 2020

       Marvin Slosman
       Chief Executive Officer
       InspireMD, Inc.
       4 Menorat Hamaor St.
       Tel Aviv, Israel 6744832

                                                        Re: InspireMD, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2020
                                                            File No. 333-238247

       Dear Mr. Slosman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at (202) 551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Glatt, Meitar